MEXICAN STOCK EXCHANGE

                            STOCK EXCHANGE CODE: ICA
                              QUARTER:3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.
                        ANALYSIS OF INVESTMENTS IN SHARES
                                     ANNEX 3
                                  CONSOLIDATED
                                 Final Printing


                                                                                   NUMBER OF
                        COMPANY NAME (1)                   MAIN ACTIVITIES          SHARES         OWNERSHIP          TOTAL AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
------------------------------------------------------

1    CONSTRUCTORAS ICA, S.A. DE C.V. .................       HOLDING             58,560,082,503     100.00
2    ICATECH CORPORATION .............................       HOLDING                226,782,825     100.00
3    CONTROL. DE OPER. DE INFRAESTRUC., S.A. DE C.V. .       HOLDING             24,147,508,634     100.00
4    CONTROL. DE EMP. DE VIVIENDA, S.A. DE C.V. ......       HOLDING              9,796,123,450     100.00
------------------------------------------------------
TOTAL INVESTMENT IN SUBSIDIARIES


ASSOCIATED COMPANIES
-----------------------------------------------------
     PROACTIVA DEL MEDIO AMBIENTE ....................       CONCESSIONAIRE          22,528,793      10.00      22,529       69,326
     AUTOPISTA CONCESIONADA DE VENEZUELA .............       CONCESSIONAIRE          18,082,363     100.00      90,160       56,148
     HOLDING DICOMEX .................................       CONSTRUCTION            37,369,999      49.99      50,753       48,884
     CONSORCIO LOS PORTALES ..........................       REAL ESTATE             14,868,463      18.08      49,864       36,265
     CONSORCIO DRAGADOS ICA VIALPA ...................       CONSTRUCTION                     1      49.00           1       24,239
     AUTOPISTAS CONCESIONADAS DEL ALTIPLANO ..........       CONCESSIONAIRE                   1      20.00           0       29,195
     OTHER ...........................................                                        1       0.00           0       50,329
-----------------------------------------------------                                                          -------     ---------
TOTAL INVESTMENT IN ASSOCIATED COMPANIES                                                                       213,307      314,386
                                                                                                                           ---------
OTHER PERMANENT INVESTMENTS                                                                                                7,908,043
                                                                                                               -------     ---------
T O T A L                                                                                                      213,307     8,222,429
                                                                                                               =======     =========

                 STOCK EXCHANGE CODE: ICA MEXICAN STOCK EXCHANGE
                           EMPRESAS ICA, S.A. DE C.V.
                                    ANNEX 05
                              QUARTER: 3 YEAR: 2006
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)
                                 Final Printing
                                  CONSOLIDATED

                                                                     Amortization of Credits Denominated In Pesos (Thousands Of Ps.)
                                                                     ---------------------------------------------------------------
                                                                                         Time Interval
                                                                     ---------------------------------------------------------------
                                            Amortization     Rate of  Current    Until     Until     Until     Until     Until
         Credit Type / Institution              Date        Interest    Year    1 Year    2 Year    3 Year    4 Year   5 Years
--------------------------------------------------------------------------------------------------------------------------------
SECURED
----------------------------------------
Banco Santander ........................     27/11/2019        2.5     2,292         0     9,966     7,309     9,302   239,200
WestLB AG ..............................     31/08/2007        3.00        0         0         0         0         0         0
BBVA Bancomer ..........................     31/08/2007        3.00        0         0         0         0         0         0
BC Interacciones .......................     31/08/2007        3.00        0         0         0         0         0         0
Banco Santander ........................     31/08/2007        3.00        0         0         0         0         0         0
Caterpillar Credito ....................     31/08/2007        3.00        0         0         0         0         0         0
DEPFA Bank plc .........................     31/08/2007        3.00        0         0         0         0         0         0
ABSA Bank ..............................     31/08/2007        3.00        0         0         0         0         0         0
GE Capital .............................     31/08/2007        3.00        0         0         0         0         0         0
HSBC Mexico S.A ........................                       3.00        0         0         0         0         0         0
KBC Bank, N.V ..........................     31/08/2007        3.00        0         0         0         0         0         0
KFW ....................................     31/08/2007        3.00        0         0         0         0         0         0
LB Rheinland ...........................     31/08/2007        3.00        0         0         0         0         0         0
Natexis Bq .............................     31/08/2007        3.00        0         0         0         0         0         0
NordKap ................................     31/08/2007        3.00        0         0         0         0         0         0
NordLB .................................     31/08/2007        3.00        0         0         0         0         0         0
UFJ ....................................     31/08/2007        3.00        0         0         0         0         0         0
WEST LB ................................     23/06/2007        7.92        0         0         0         0         0         0
WEST LB ................................     23/06/2007        7.72        0         0         0         0         0         0
BBVA ...................................     25/09/2008        3.6         0         0         0         0         0         0
WEST LB ................................     31/08/2007        7.08        0         0         0         0         0         0

COMERCIAL BANKS
----------------------------------------
LEASING DE LATINOAMERICA ...............     31/05/2008       11.00        0         0         0         0         0         0
Hipotecaria Nacional ...................     19/12/2007        2.5     9,820         0         0         0         0         0
Hipotecaria Nacional ...................     27/10/2006        2.50   40,000         0         0         0         0         0
GMAC Hipotecaria .......................     12/12/2007       10.52    5,527         0         0         0         0         0
Hipotecaria Su Casita ..................     10/02/2006       10.52   35,555         0         0         0         0         0
Hipotecaria Nacional ...................     27/03/2007       11.32      719         0         0         0         0         0
Metro Financiera .......................     24/03/2007       11.82      241         0         0         0         0         0
Hipotecaria Nacional ...................     08/08/2007       10.82    6,385         0         0         0         0         0
Santander Serfin .......................     27/10/2006        9.32   25,470         0         0         0         0         0
Santander Serfin .......................     01/12/2006        1.85  130,891         0         0         0         0         0
Banco Santander ........................     27/12/2006        1.85   70,053         0         0         0         0         0
INBURSA ................................     01/01/2007       10.13    1,103         0         0         0         0         0
Hipotecaria Nacional ...................     30/03/2007       11.32    1,686         0         0         0         0         0
Hipotecaria Nacional ...................     06/06/2007       11.32    4,819         0         0         0         0         0
Hipotecaria Nacional ...................     10/06/2007        9.82    2,282         0         0         0         0         0
LEASING BANITSMO .......................     31/05/2008       11.00        0         0         0         0         0         0
Hipotecaria Su Casita ..................     27/12/2006       10.82      705         0         0         0         0         0
BANAMEX ................................     26/10/2006        8.82   27,903         0         0         0         0         0
BANAMEX ................................     27/10/2006        8.82   26,257         0         0         0         0         0
Banco Santander ........................     01/10/2006        1.80   11,151         0         0         0         0         0
Hipotecaria Nacional ...................     27/10/2006        9.32   34,582         0         0         0         0         0
BBVA BANCOMER ..........................     02/01/2007        1.00        0         0         0         0         0         0
VARIOUS ................................                                   0         0         0         0         0         0
OTHER
EUROPE .................................                                   0         0         0         0         0         0
                                                                           -         -         -         -         -         -
 TOTAL BANKS ...........................                             437,441         0     9,966     7,309     9,302   239,200
                                                                     =======         =     =====     =====     =====   =======

STOCK MARKET
 LISTED STOCK EXCHANGE
-----------------------------------------
UNSECURED
-----------------------------------------
CERTIFICADOS BURSATILES ................     09/06/2022       11.69   21,473         0         0    14,720    20,480   764,800
BANK OF NEW YORK ( BONDS ) .............     31/05/2025        6.95        0         0         0         0         0         0
CITIBANK ...............................     27/05/2008        6.50        0         0         0         0         0         0
                                             -- -- ----        ----        -         -         -         -         -         -
PRIVATE PLACEMENTS
SECURED

TOTAL STOCK MARKET .....................                              21,473         0         0    14,720    20,480   764,800
                                                                      ======         =         =    ======    ======   =======


                                                                     Amortization of Credits Denominated In Pesos (Thousands Of Ps.)
                                                                     ---------------------------------------------------------------
                                                                                         Time Interval
                                                                     ---------------------------------------------------------------
                                                                    Current    Until     Until    Until    Until       Until
                Suppliers                                             Year    1 Year    2 Year   3 Year   4 Year     5 Years
--------------------------------------------------------------------------------------------------------------------------------

ACCESORIOS Y REFACCIONES INDUSTRIALES SA DE CV ...............          45        0        0        0        0           0
AGA GAS SA DE CV .............................................       5,514        0        0        0        0           0
AMECO SERVICES S DE RL DE CV .................................           7        0        0        0        0           0
CEMEX MEXICO SA DE CV ........................................           0        0        0        0        0           0
CENTRAL DE INSTALACIONES SA DE CV ............................       1,201        0        0        0        0           0
CENTURIA COMERCIAL MOTORS SA DE CV ...........................         424        0        0        0        0           0
COMERCIAL CIP SA DE CV .......................................          68        0        0        0        0           0
COMERCIAL DE LONAS SA DE CV ..................................         125        0        0        0        0           0
COMERCIALIZADORA NAYATEPIC SA DE CV ..........................         210        0        0        0        0           0
COMPUTACION INTERACTIVA DE OCCIDENTE SAC .....................         329        0        0        0        0           0
CORRUGADOS Y TREFILADOS SA DE CV .............................         154        0        0        0        0           0
CRIBAS Y PRODUCTOS METALICOS SA DE CV ........................         691        0        0        0        0           0
DISTRIBUIDORA INDUSTRIAL DE SEGURIDAD, S.A. DE C.V ...........       2,014        0        0        0        0           0
EL MIL MANGUERAS SA DE CV ....................................           0        0        0        0        0           0
ELECTRICA E INGENIERIA VIDRIO SA DE CV .......................         109        0        0        0        0           0
ESPECIALISTAS TECNICOS EN FLUIDOS DE OCCIDENTE SA DE CV ......         441        0        0        0        0           0
ESPINOZA CORONA CARMEN JULIA .................................          89        0        0        0        0           0
EUTECTIC MEXICO SA DE CV .....................................         318        0        0        0        0           0
EXXONMOBIL MEXICO SA DE CV ...................................         168        0        0        0        0           0
FABRICA DE CALZADO ABC SA DE CV ..............................         628        0        0        0        0           0
FERRECABSA SA DE CV ..........................................       2,165        0        0        0        0           0
FERRETERIA LA FRAGUA SA DE CV ................................         465        0        0        0        0           0
FERRETERIA MODELO SA DE CV ...................................         683        0        0        0        0           0
GALVAN HUERTA GABRIEL ........................................         299        0        0        0        0           0
GONZALEZ DE HARO FRANCISCO RODRIGO ...........................         762        0        0        0        0           0
GRAFICAS E IMPRESIONES DE ALICA,S.A.DE C.V ...................         150        0        0        0        0           0
GRUPO COMERCIALIZADOR DE TECNOLOGIA AVANZADA, S.A. DE C.V ....         675        0        0        0        0           0
HILTI MEXICANA,S.A. DE C.V ...................................       4,871        0        0        0        0           0
IMPORTADORA PATHROS SA DE CV .................................         213        0        0        0        0           0
KS TUBERIA SA DE CV ..........................................         546        0        0        0        0           0
LEON WEILL, S.A. DE C.V ......................................          99        0        0        0        0           0
LOPEZ PALACIOS MARIA TERESA ..................................         716        0        0        0        0           0
LUBRICANTES NACIONALES E IMPORTADOS DE NAYARIT SA DE CV ......          69        0        0        0        0           0
MADERAS E IMPORTACIONES VENEGAS Y ASOCIADOS SA DE CV .........       2,233        0        0        0        0           0
MANGUERAS ESPECIALIZADAS DE OCIDENTE SA DE CV ................         203        0        0        0        0           0
MANGUERAS Y CONEXIONES VAZQUEZ SA DE CV ......................         432        0        0        0        0           0
MARINES VILLARREAL JUAN FRANCISCO ............................         105        0        0        0        0           0
MAYA FRANCO LUIS .............................................       1,031        0        0        0        0           0
MERCADOTECNIA DE PRODUCTOS Y SERVICIOS, S.A. DE C.V ..........         156        0        0        0        0           0
MONROY RODRIGUEZ LUIS ........................................         840        0        0        0        0           0
MOTOBOMBAS Y REFACCIONES CIR SA DE CV ........................          85        0        0        0        0           0
MSA DE MEXICO SA DE CV .......................................         279        0        0        0        0           0
NACIONAL DE CONDUCTORES ELECTRICOS SA CV .....................         394        0        0        0        0           0
NAPKO SA DE CV ...............................................          56        0        0        0        0           0
OFFISOLUCIONES TEPIC SA DE CV ................................         252        0        0        0        0           0
ORTEGA CERVANTES JORGE ANTONIO ...............................           0        0        0        0        0           0
PAPELERIA DORANTES SA DE CV ..................................          57        0        0        0        0           0
PLESA ANAHUAC Y CIAS SA DE CV ................................         512        0        0        0        0           0
RADIAL LLANTAS SA DE CV ......................................         132        0        0        0        0           0
RUBIO CASTANEDA AMADO ........................................         410        0        0        0        0           0
SERVICABLES, S.A. DE C.V .....................................           0        0        0        0        0           0
SERVIDELTA, S.A. DE C.V ......................................         499        0        0        0        0           0
SIKA MEXICANA SA DE CV .......................................       1,100        0        0        0        0           0
SURTIDORA NACIONAL DE RODAMIENTOS SA CV ......................         551        0        0        0        0           0
TRANSPORTES Y MADERAS EL PROVEEDOR SA DE CV ..................         127        0        0        0        0           0
TRASA DE TEPIC, SA DE CV .....................................           0        0        0        0        0           0
VERSAFLEX SA DE CV ...........................................         298        0        0        0        0           0
WESCO DISTRIBUTION DE MEXICO,SA DE CV ........................       2,330        0        0        0        0           0
VARIOS .......................................................          21        0        0        0        0           0
A.L. INGENIERIA Y CONSTRUCCION, S.A. DE C.V ..................         311        0        0        0        0           0
ACESTA SA DE CV ..............................................       1,161        0        0        0        0           0
ALRUDEN SA DE CV .............................................         365        0        0        0        0           0
ALVAREZ RAMIREZ SILVIA CRISTINA ..............................         440        0        0        0        0           0
AMECO SERVICES S DE RL DE CV .................................           0        0        0        0        0           0
ANCHONDO BARRIO ALFREDO ......................................         150        0        0        0        0           0
ASESORIA BARRENACION Y VOLADURAS SA CV .......................       1,317        0        0        0        0           0
CALVILLO QUINONES CARLOS ALBERTO .............................         286        0        0        0        0           0
CASAS RIVAS ADAHAN ...........................................         879        0        0        0        0           0
CAU SA DE CV .................................................          15        0        0        0        0           0
COMEDORES INDUSTRIALES DE PROYECTOS, S.A. DE C.V .............      13,403        0        0        0        0           0
COMISION FEDERAL DE ELECTRICIDAD .............................         798        0        0        0        0           0
COMPANIA CONSTRUCTORA DE OBRA CIVIL Y ELECTROMECANICA SA DE CV         361        0        0        0        0           0
CONSTRUCCIONES BORQUEZ SA DE CV ..............................         322        0        0        0        0           0
CONSTRUCCIONES Y REDES Y TELEFONIA SACV ......................         126        0        0        0        0           0
CONSTRUCTORAS ESPECIALISTAS EN ACERO SA DE CV ................         676        0        0        0        0           0
CQV PERSA SA DE CV ...........................................         173        0        0        0        0           0
DESARROLLO URBANO DE TEPIC SA DE CV ..........................         128        0        0        0        0           0
DUERO INGENIERIA S A DE C V ..................................         246        0        0        0        0           0
EMBOTELLADORA DEL NAYAR,S.A. DE C.V ..........................       1,188        0        0        0        0           0
FABRICACIONES METALICAS Y MANTENIMIENTO INDUSTRIAL SA DE CV ..          90        0        0        0        0           0
FREYSSINET DE MEXICO SA DE CV ................................       1,459        0        0        0        0           0
GALAZ YAMAZAKI RUIZ URQUIZA SC ...............................         440        0        0        0        0           0
GEOGRUPO DEL CENTRO SA DE CV .................................         191        0        0        0        0           0
GONZALEZ MORAN AARON .........................................       1,978        0        0        0        0           0
GRUPO DISTRIBUIDOR SUPERSERVIC SA DE CV ......................           0        0        0        0        0           0
HERNANDEZ BECERRA ARIANA .....................................         534        0        0        0        0           0
LA NACIONAL CIA CONSTRUCTORA SA DE CV ........................          20        0        0        0        0           0
LABORATORIO NACIONAL DE LA CONSTRUCCION, S. A. C. V ..........       3,190        0        0        0        0           0
MALLA CASCO CONSTRUCCIONES SA DE CV ..........................       1,895        0        0        0        0           0
METLIFE MEXICO SA ............................................           0        0        0        0        0           0
MOLDEQUIPO INTERNACIONAL SA DE CV ............................         368        0        0        0        0           0
MUNICIPIO DE SANTA MARIA DEL ORO NAY .........................         685        0        0        0        0           0
NUEVA PROYECCION SA DE CV ....................................       1,071        0        0        0        0           0
ORTEGA CERVANTES JORGE ANTONIO ...............................       1,048        0        0        0        0           0
PROFESIONALES EN ADMINISTRACION PUBLICA, S. C ................           0        0        0        0        0           0
PROTECCION PLUVIAL EN CONSTRUCCIONES SA DE CV ................         261        0        0        0        0           0
PROVEEDORA TECNICA MEXICANA,S.A.DE C.V .......................         768        0        0        0        0           0
QUIMICA RIMSA, S.A. DE C.V ...................................         297        0        0        0        0           0
RICARDO L. GARATE Y CIA. SA DE CV ............................          43        0        0        0        0           0
OTROS ACREEDORES .............................................      21,847        0        0        0        0           0
S N T P A S Y C R M ..........................................         441        0        0        0        0           0
SANCHEZ SANCHEZ GONZALO ......................................         149        0        0        0        0           0
SANI MOVIL DE OCCIDENTE SA DE CV .............................         212        0        0        0        0           0
SEISMOCONTROL SA DE CV .......................................         663        0        0        0        0           0
SERVICIOS COIN SA DE CV ......................................         189        0        0        0        0           0
STRASSBURGER Y LOPEZ SA DE CV ................................         228        0        0        0        0           0
SUCORE SA DE CV (SUPERV CONSTR Y REHAB) ......................         176        0        0        0        0           0
TAMIOSA CONSTRUCCION INDUSTRIAL SA DE CV .....................         213        0        0        0        0           0
TECNICOS ESPECIALIZADOS EN XEROGRAFIA, S.A. DE C.V ...........         169        0        0        0        0           0
TERMODINAMICA INDUSTRIAL DEL NAYAR SA CV .....................          41        0        0        0        0           0
TGC GEOTECNIA SA DE CV .......................................         175        0        0        0        0           0
TRACSA S.A. DE C.V ...........................................         265        0        0        0        0           0
TRANSPORTES EL CAJON,S.A.DE C.V ..............................         601        0        0        0        0           0
TRANSPORTES NAVARRO SA DE CV .................................       1,130        0        0        0        0           0
TRANSP. UNIDOS MATERIALES P CONSTRUC. NAYARIT, ...............         187        0        0        0        0           0
ABASTECEDORA ACEROS SAN LUIS S.A. DE C.V .....................           0        0        0        0        0           0
ACCESORIOS TECNICOS PARA CONCRETO, SA DE CV ..................         131        0        0        0        0           0
ACEROGRILL DE MEXICO SA DE CV ................................           0        0        0        0        0           0
ACEROS HERCULES, S.A. DE C.V .................................           0        0        0        0        0           0
ACEROS TEPOTZOTLAN, S.A. DE C.V ..............................          78        0        0        0        0           0
AGA GAS, S.A. DE C.V .........................................           0        0        0        0        0           0
AGENCIA DE ACERO JET SA DE CV ................................           0        0        0        0        0           0
ALMAZAN ITURBE ROGELIO .......................................       1,226        0        0        0        0           0
AMECO SERVICES S. DE R.L. DE C.V .............................           0        0        0        0        0           0
ARRENDAMIENTO DE B.R. Y CONSTRUCCIONES, S.A. DE C.V ..........      10,011        0        0        0        0           0
ART. PLASTICO P LA IND. ELECTRONICA,SA  CV ...................           0        0        0        0        0           0
AUTO DISTRIBUIDORA CUAUTITLAN SA DE C.V ......................           0        0        0        0        0           0
AVIZA  FERRETERIAS,S.A. DE C.V ...............................           0        0        0        0        0           0
BARMEX, S.A. DE C.V ..........................................         266        0        0        0        0           0
BARRIOS GRANILLO SILVERIA ....................................       1,452        0        0        0        0           0
BAUTECH S.A DE C.V ...........................................         266        0        0        0        0           0
BECERRIL SIERRA JORGE ........................................           0        0        0        0        0           0
CEMEX CONCRETOS SA DE CV .....................................           1        0        0        0        0           0
CEMEX MEXICO, S. A. DE C. V ..................................      21,473        0        0        0        0           0
CIA. FUNDIDORA BRIGAM, S.A. DE C.V ...........................         368        0        0        0        0           0
COMERCIAL SIDERURGICA GALI SA DE CV ..........................           0        0        0        0        0           0
CONCRETOS ASFALTICOS PIRAMIDE, S.A. DE C.V ...................       2,160        0        0        0        0           0
CONCRETOS DE ALTA TECNOLOGIA SA DE CV ........................         516        0        0        0        0           0
CUATRO SENALES S.A. DE C.V ...................................         216        0        0        0        0           0
DE LA CRUZ VELAZQUEZ BERTHA ..................................         114        0        0        0        0           0
DISTRIBUIDORA DE ACERO COMERCIAL, S.A. DE C.V ................         584        0        0        0        0           0
DISTRIBUIDORA INDUSTRIAL DE SEGURIDAD SA DE CV ...............           0        0        0        0        0           0
DONNADIEU FARRET SARA VIRGINIA ...............................           0        0        0        0        0           0
ELECTRICA SAN MIGUEL DE MEXICO , S.A. DE C.V .................         112        0        0        0        0           0
ELECTROFORJADOS NACIONALES SA DE CV ..........................           0        0        0        0        0           0
EMULSIONES Y ASFALTOS PROCESADOS DEL CENTRO, SA DE CV ........         371        0        0        0        0           0
EQUIPOS Y EXPLOSIVOS DEL NORESTE, S.A. DE C.V ................           0        0        0        0        0           0
EXPLOSIVOS Y ACCESORIOS DE MORELOS, S.A. DE C.V ..............           0        0        0        0        0           0
FABRICACIONES INDUSTRIALES TUMEX, S.A. DE C.V ................           0        0        0        0        0           0
FERRECABSA SA DE CV ..........................................       3,069        0        0        0        0           0
FERREMONCAYO, S. A. DE C. V ..................................         675        0        0        0        0           0
FERRETERIA CENTRAL DE ABASTOS SA DE CV .......................         219        0        0        0        0           0
FERRETERIA LA CASTELLANA, S.A. DE C.V ........................       1,735        0        0        0        0           0
FERRETERIA LA FRAGUA S.A. DE C.V .............................          96        0        0        0        0           0
FERRETODO S.A DE C.V .........................................           0        0        0        0        0           0
FERREZAMORA,S.A. DE C.V ......................................         488        0        0        0        0           0
FILTROS Y REFACCIONES PINEDA, S.A. DE C.V ....................         200        0        0        0        0           0
FRANCO ARRIAGA MARIA DOLORES .................................           0        0        0        0        0           0
GALVEZ ACOSTA JEANINE ........................................           0        0        0        0        0           0
GARCIA ALCANTAR ROSA ELENA ...................................         261        0        0        0        0           0
GASES  Y PROTECCION DEL SURESTE,  S.A. DE C.V ................           0        0        0        0        0           0
GASOLINERA LIBRASUR S.A. DE C.V ..............................           0        0        0        0        0           0
GENERAL DE SUMINISTROS Y TRANSPORTISTAS SA DE CV .............         524        0        0        0        0           0
GRACOIL S.A. DE C.V ..........................................       1,651        0        0        0        0           0
GRUPO COLLADO S.A DE C.V .....................................      26,463        0        0        0        0           0
GRUPO FERRETERO ORTIZ S.A. DE C.V ............................         277        0        0        0        0           0
GUZMAN HERNANDEZ JESSICA .....................................         168        0        0        0        0           0
HABILITACIONES ESTRUCTURALES SA DE CV ........................         412        0        0        0        0           0
HILTI MEXICANA, S.A. DE C.V ..................................         340        0        0        0        0           0
IMPORTADORA Y EXPORTADORA DE MAT. PETREOS, SA CV .............           0        0        0        0        0           0
LAMINA Y PLACA COMERCIAL, S.A. DE C.V ........................      20,565        0        0        0        0           0
LATINOAMERICANA DE CONCRETOS, S.A. DE C.V ....................       6,402        0        0        0        0           0
LAURA ACERO, S.A. DE C.V .....................................         113        0        0        0        0           0
LUBRICANTES  ESPECIALIZADOS DE VERACRUZ, S.A. DE C.V .........           0        0        0        0        0           0
MADERAS VIVAR, S.A DE C.V ....................................         474        0        0        0        0           0
MADERERIA 24 HORAS, S.A. DE C.V ..............................         159        0        0        0        0           0
MADERERIA EL CUERAMO S.A .....................................         601        0        0        0        0           0
MAQUINARIA DIESEL SA DE CV ...................................         504        0        0        0        0           0
MATERIALES GUTIERREZ Y GUTIERREZ, S.A. DE C.V ................           0        0        0        0        0           0
MAT. Y ACARREOS P CONSTRUCC. DE MEXICO, SA CV ................       3,641        0        0        0        0           0
MERCANTIL EL HUEYATE S.A. DE C.V .............................           0        0        0        0        0           0
MEXICANA DE PRESFUERZO, S.A. DE C.V ..........................         421        0        0        0        0           0
MEXICANA DE PRODUCTOS DE ACERO, S.A. DE C.V ..................          71        0        0        0        0           0
MEXICORD S.A DE C.V ..........................................         605        0        0        0        0           0
MIRANDA RODRIGUEZ JORGE EDGARDO ..............................           0        0        0        0        0           0
MIRANDA RODRIGUEZ JOSE EDGARDO ...............................           0        0        0        0        0           0
MONTANO MENESES JONATHAN .....................................         190        0        0        0        0           0
MULTIMPRESORES ,  S.A. DE C.V ................................         358        0        0        0        0           0
NAVIEMPAQUES SA DE CV ........................................         231        0        0        0        0           0
NORIEGA Y DEL BLANCO SUCESORES, SA DE CV .....................         327        0        0        0        0           0
NYLCO MEXICANA, S.A. DE C.V ..................................         237        0        0        0        0           0
OPERADORA DE AGUAS, S.A. DE C.V ..............................           0        0        0        0        0           0
PANEXUS CORPORATION ..........................................           0        0        0        0        0           0
PEMEX REFINACION .............................................       4,422        0        0        0        0           0
PEREZ ROSALES GUILLERMINA ....................................           0        0        0        0        0           0
PINTURAS PROFESIONALES DE MEXICO, S.A DE C.V .................          69        0        0        0        0           0
PLESA ANAHUAC Y CIAS. S.A. DE C.V ............................         887        0        0        0        0           0
PRODUCTOS ELECTRICOS Y FERRETEROS, S.A .......................       1,168        0        0        0        0           0
PROV. EQ.FEDERAL PACIFIC ELECTRIC, S.A. DE C.V ...............         412        0        0        0        0           0
PROVEEDORA INDUSTRIAL MADERERA, S.A. DE C.V ..................         313        0        0        0        0           0
PROYECCION Y DISENO, S.A. DE C.V .............................           0        0        0        0        0           0
RANGEL GONZALEZ MA GUADALUPE .................................           0        0        0        0        0           0
REPRESENTACION INDUSTRIAL DE VALVULAS, S.A. DE C.V ...........           0        0        0        0        0           0
ROCHA CARBAJAL JORGE ALEJANDRO ...............................          89        0        0        0        0           0
SANIMARPE S.A. DE C.V ........................................       1,308        0        0        0        0           0
SEALCRET DE MEXICO,  S.A. DE C.V .............................         210        0        0        0        0           0
SERVICABLES S.A DE C.V .......................................         271        0        0        0        0           0
SIKA MEXICANA, S.A. DE C.V ...................................       1,205        0        0        0        0           0
SUMINISTROS Y SERVS P LA CONSTRUCCION, S.A. DE C.V ...........         592        0        0        0        0           0
SURTIDORA FERRETERA SAMANO, S.A. DE C.V ......................         198        0        0        0        0           0
TRIMASA DE QUERETARO, S. DE R.L. DE C.V ......................          67        0        0        0        0           0
TRIPLAY Y TABLEROS NACIONALES, S.A. DE C.V ...................         789        0        0        0        0           0
TRITURADOS LA GLORIA, S.A. DE C.V ............................           0        0        0        0        0           0
TRITURADOS PARA CONCRETO, S.A. DE C.V ........................         226        0        0        0        0           0
TUBOCRETO DE MORELOS S.A. DE C.V .............................         179        0        0        0        0           0
TUBOS MONTERREY, S.A. DE C.V .................................         519        0        0        0        0           0
VARIOS .......................................................      21,847        0        0        0        0           0
VEGA LOPEZ SAUL ANTONIO ......................................           0        0        0        0        0           0
VERA ORTEGA YOLANDA ..........................................         293        0        0        0        0           0
ACREEDORES VARIOS ............................................           0        0        0        0        0           0
ZINCACERO, S.A. DE C.V .......................................           0        0        0        0        0           0
CONSTRUSISTEM, S.A. DE C.V ...................................          95        0        0        0        0           0
VARIOS .......................................................          94        0        0        0        0           0
SANITARIOS AZULEJOS Y RECUBRIMIENTOS SA DE CV ................         803        0        0        0        0           0
PROVISION PARA COMPRA DE TERRENOS ............................     228,099        0        0        0        0           0
OTROS MENORES ................................................      10,924        0        0        0        0           0
Grupo Collado ................................................      35,728        0        0        0        0           0
Inmobiliaria y Construcciones ................................       8,590        0        0        0        0           0
Conductores Mexicanos Electricos .............................         100        0        0        0        0           0
Distribuidora Tamex ..........................................      13,435        0        0        0        0           0
Union de Transportistas de Materiales ........................       5,063        0        0        0        0           0
Nacional de Conductores Electricos ...........................          17        0        0        0        0           0
Controles y Servicios ........................................           0        0        0        0        0           0
Cemex Concretos ..............................................      35,877        0        0        0        0           0
Electrico ....................................................         962        0        0        0        0           0
Equipos Instrumentos y Sum Ind ...............................           0        0        0        0        0           0
Aislantes Minerales ..........................................         976        0        0        0        0           0
Otros ........................................................      20,072        0        0        0        0           0
VARIOS .......................................................      11,543        0        0        0        0           0
SUBCONTRATISTAS ..............................................     165,753        0        0        0        0           0
OTROS ........................................................      10,923        0        0        0        0           0
AMECO SERVICES S DE RL DE CV .................................         312        0        0        0        0           0
IMPILSORA TLAXCALETCA ........................................       6,050        0        0        0        0           0
PYLCO ........................................................       3,107        0        0        0        0           0
HERNADEZ MATURANO SONIA ......................................       1,550        0        0        0        0           0
TECNOELECTRICA DEL GOLFO .....................................          63        0        0        0        0           0
BOHLER THYSSEN SOLDADURAS ....................................         132        0        0        0        0           0
CONSORCIO DE INOXIDABLES .....................................         206        0        0        0        0           0
COMERCIALIZADORA INDUSTRIAL ..................................         343        0        0        0        0           0
DISTRIBUIDORA DE ACERO INOXI .................................         360        0        0        0        0           0
POTENCIA FLUIDA ..............................................         386        0        0        0        0           0
UNIFORMES DE TAMPICO .........................................          51        0        0        0        0           0
GONZALEZ HIDALGO IDALIA ......................................          56        0        0        0        0           0
AGUA PURA ....................................................           5        0        0        0        0           0
ARREDODO VILLANUEVA ..........................................          23        0        0        0        0           0
PINTACOMEX ...................................................           6        0        0        0        0           0
PAPELERA NUVA ESPANA .........................................           5        0        0        0        0           0
MOTERES DE GUERRERO ..........................................           2        0        0        0        0           0
CEMEX CONCRETOS,S.A. DE C.V ..................................           0        0        0        0        0           0
                                                                         -        -        -        -        -           -

TOTAL SUPPLIERS ..............................................     807,317        0        0        0        0           0
TOTAL OTHER CURRENT LIABILITIES
  AND OTHER CREDITS ..........................................   2,136,299        0   75,210   14,656   14,656       8,533
                                                                 ---------        -   ------   ------   ------       -----

TOTAL ........................................................   3,402,530        0   85,176   36,685   44,438   1,012,533
                                                                 =========        =   ======   ======   ======   =========


                                                                     Amortization of Credits in Foreign Currency (Thousands Of Ps.)
                                                                --------------------------------------------------------------------
                                                                                            Time Interval
                                                                --------------------------------------------------------------------
                                 Amortization      Rate of      Current       Until       Until       Until       Until        Until
Credit Type / Institution            Date         Interest        Year       1 Year      2 Year      3 Year      4 Year      5 Years
------------------------------------------------------------------------------------------------------------------------------------
SECURED
-------------------------
Banco Santander ..........        27/11/2019         2.5              0           0           0           0           0           0
WestLB AG ................        31/08/2007         3.00             0     748,469           0           0           0           0
BBVA Bancomer ............        31/08/2007         3.00             0     493,736           0           0           0           0
BC Interacciones .........        31/08/2007         3.00             0      49,374           0           0           0           0
Banco Santander ..........        31/08/2007         3.00             0     740,604           0           0           0           0
Caterpillar Credito ......        31/08/2007         3.00             0     246,868           0           0           0           0
DEPFA Bank plc ...........        31/08/2007         3.00             0      29,624           0           0           0           0
ABSA Bank ................        31/08/2007         3.00             0      79,344           0           0           0           0
GE Capital ...............        31/08/2007         3.00             0     144,598           0           0           0           0
HSBC Mexico S.A ..........        31/08/2007         3.00             0     493,736           0           0           0           0
KBC Bank, N.V ............        31/08/2007         3.00             0     197,494           0           0           0           0
KFW ......................        31/08/2007         3.00             0     271,555           0           0           0           0
LB Rheinland .............        31/08/2007         3.00             0      98,747           0           0           0           0
Natexis Bq ...............        31/08/2007         3.00             0      49,374           0           0           0           0
NordKap ..................        31/08/2007         3.00             0      93,810           0           0           0           0
NordLB ...................        31/08/2007         3.00             0     493,736           0           0           0           0
UFJ ......................        31/08/2007         3.00             0     246,868           0           0           0           0
WEST LB ..................        23/06/2007         7.92        30,255           0   1,375,763           0           0           0
WEST LB ..................        23/06/2007         7.72            71           0     165,092           0           0           0
BBVA .....................        25/09/2008         3.6         26,378           0      26,340           0           0           0
WEST LB ..................        31/08/2007         7.08         1,621     412,178           0           0           0           0

COMERCIAL BANKS
-------------------------
LEASING DE LATINOAMERICA .        31/05/2008        11.00             0           0           0           0           0           0
Hipotecaria Nacional .....        19/12/2007         2.5              0           0           0           0           0           0
Hipotecaria Nacional .....        27/10/2006         2.50             0           0           0           0           0           0
GMAC Hipotecaria .........        12/12/2007        10.52             0           0           0           0           0           0
Hipotecaria Su Casita ....        10/02/2006        10.52             0           0           0           0           0           0
Hipotecaria Nacional .....        27/03/2007        11.32             0           0           0           0           0           0
Metro Financiera .........        24/03/2007        11.82             0           0           0           0           0           0
Hipotecaria Nacional .....        08/08/2007        10.82             0           0           0           0           0           0
Santander Serfin .........        27/10/2006         9.32             0           0           0           0           0           0
Santander Serfin .........        01/12/2006         1.85             0           0           0           0           0           0
Banco Santander ..........        27/12/2006         1.85             0           0           0           0           0           0
INBURSA ..................        01/01/2007        10.13             0           0           0           0           0           0
Hipotecaria Nacional .....        30/03/2007        11.32             0           0           0           0           0           0
Hipotecaria Nacional .....        06/06/2007        11.32             0           0           0           0           0           0
Hipotecaria Nacional .....        10/06/2007         9.82             0           0           0           0           0           0
LEASING BANITSMO .........        31/05/2008        11.00             0         516         684           0           0           0
Hipotecaria Su Casita ....        27/12/2006        10.82             0           0           0           0           0           0
BANAMEX ..................        26/10/2006         8.82             0           0           0           0           0           0
BANAMEX ..................        27/10/2006         8.82             0           0           0           0           0           0
Banco Santander ..........        01/10/2006         1.80             0           0           0           0           0           0
Hipotecaria Nacional .....        27/10/2006         9.32             0           0           0           0           0           0
BBVA BANCOMER ............        02/01/2007         1.00        19,447           0           0           0           0           0
VARIOS ...................                                        1,370           0           0           0           0           0
OTHER
EUROPE ...................                                            0      83,388      20,173      16,852       9,932       7,003
                                                                      -      ------      ------      ------       -----       -----

 TOTAL BANKS .............                                       79,142   4,974,019   1,588,052      16,852       9,932       7,003

STOCK MARKET
 LISTED STOCK EXCHANGE
---------------------------
UNSECURED
---------------------------
CERTIFICADOS BURSATILES ..        09/06/2022        11.69             0           0           0           0           0           0
BANK OF NEW YORK ( BONDS )        31/05/2025         6.95        11,125           0      18,758      31,216      39,163   1,557,278
CITIBANK .................        27/05/2008         6.50             0      55,761   2,531,403           0           0           0
                                  -- -- ----         ----             -      ------   ---------           -           -           -
PRIVATE PLACEMENTS
SECURED
TOTAL STOCK MARKET .......                                       11,125      55,761   2,550,161      31,216      39,163   1,557,278
                                                                 ======      ======   =========      ======      ======   =========


                                                Amortization of Credits Denominated In Foreign Currency (Thousands Of Ps.)
                                                -------------------------------------------------------------------------
                                                                               Time Interval
                                                --------------------------------------------------------------------------
                                                Current       Until       Until       Until       Until        Until
                Suppliers                         Year       1 Year      2 Year      3 Year      4 Year      5 Years
--------------------------------------------------------------------------------------------------------------------------

AISPELL PRODUCTOS MINEROS SA ..............       3,138           0           0           0           0           0
AMECO SERVICES, S DE RL DE C ..............      12,733           0           0           0           0           0
ASA ORGANIZACION INDUSTRIAL ...............       1,152           0           0           0           0           0
ATLAS COPCO MEXICANA, SA CV ...............         372           0           0           0           0           0
IMPORTADORA PATHROS SA DE CV ..............         347           0           0           0           0           0
CEMEX CONCRETOS SA DE CV  CC ..............          51           0           0           0           0           0
CEMEX MEXICO SA CV  CME82010 ..............       4,842           0           0           0           0           0
COMERCIAL CIP SA DE CV CCI96 ..............         278           0           0           0           0           0
AMECO SERVICES S DE RL DE CV ..............      69,358           0           0           0           0           0
CORE DRIL INTERNACIONAL, S.A ..............       1,228           0           0           0           0           0
CRIBAS Y PRODUCTOS METALICOS ..............         270           0           0           0           0           0
CAU SA DE CV ..............................       5,580           0           0           0           0           0
CEMEX CONCRETOS,S.A. DE C.V ...............      55,114           0           0           0           0           0
COMMSYSTEMS LATIN AMERICA S ...............         120           0           0           0           0           0
GRUPO EJ CIAM SA DE CV ....................         233           0           0           0           0           0
GRUPO EMPRESARIAL FENIVAL SA ..............       1,501           0           0           0           0           0
MULTILLANTAS GRIMALDI SA DE ...............       7,537           0           0           0           0           0
PANEXUS CORP ..............................       4,691           0           0           0           0           0
HIDROTECNIA SA DE CV ......................         493           0           0           0           0           0
ROTEC INDUSTRIES ..........................       1,790           0           0           0           0           0
SANDVIK MINNING AND CONSTRUC ..............       2,894           0           0           0           0           0
WESCO DISTRIBUTION DE MEXICO ..............      10,854           0           0           0           0           0
INTERAMERICA FORWARDING CO I ..............         167           0           0           0           0           0
ISA INGENIERIA SA DE CV ...................       5,077           0           0           0           0           0
VARIOS ....................................         208           0           0           0           0           0
LA NACIONAL CIA CONSTRUCTORA ..............      15,493           0           0           0           0           0
LA PENINSULAR COMPANIA CONST ..............      13,835           0           0           0           0           0
MEDICION Y CONTROL PARA AGUA ..............          99           0           0           0           0           0
ABB MExico ................................     162,152           0           0           0           0           0
Alsthom ...................................       3,236           0           0           0           0           0
Aceros Transformados ......................       1,420           0           0           0           0           0
Axis Industrial ...........................       5,016           0           0           0           0           0
Cerney ....................................      49,392           0           0           0           0           0
CMB Control ...............................       3,101           0           0           0           0           0
Consorcio Industrial ......................      21,111           0           0           0           0           0
Cooper Energy Services ....................      10,720           0           0           0           0           0
Degremont .................................       4,484           0           0           0           0           0
Demag Delaval Turbomac ....................      12,447           0           0           0           0           0
Dresser Valve de Mexico ...................       9,789           0           0           0           0           0
Eagle Communication .......................       9,570           0           0           0           0           0
Elliot Turbomachinery .....................       4,161           0           0           0           0           0
Emerson Process ...........................       4,182           0           0           0           0           0
Evoluciona Comunicaciones .................       6,963           0           0           0           0           0
Gea .......................................       1,230           0           0           0           0           0
Aislantes Minerales .......................         341           0           0           0           0           0
ATN Ventas ................................       1,124           0           0           0           0           0
Mathieson Electronica .....................       7,203           0           0           0           0           0
Nacional de Conductores Elec ..............       3,537           0           0           0           0           0
Nextira One ...............................       6,195           0           0           0           0           0
Nuovo Pignone .............................       1,252           0           0           0           0           0
Ondeo Dregrmont ...........................       3,861           0           0           0           0           0
Plasticos Industriales Tampi ..............       4,243           0           0           0           0           0
Procesos Automatizados ....................      15,643           0           0           0           0           0
Siemens ...................................      15,071           0           0           0           0           0
Sist Esp contra Fuego .....................       5,229           0           0           0           0           0
Solar Turbines International ..............      13,245           0           0           0           0           0
SPH Crane & Hoist Inc .....................       7,697           0           0           0           0           0
SSB .......................................       3,894           0           0           0           0           0
Sulzer Pumps Mexico .......................      37,924           0           0           0           0           0
Swecomex ..................................       8,876           0           0           0           0           0
Tubos de Acero de Mexico ..................      41,531           0           0           0           0           0
Unitherm de Mexico ........................      11,083           0           0           0           0           0
Bombas Goulds de Mexico ...................         507           0           0           0           0           0
Conductores Mexicanos Electr ..............      36,372           0           0           0           0           0
Distribuidora Tamex .......................          60           0           0           0           0           0
Eaton Electrical Mexicana .................      44,647           0           0           0           0           0
Electrico .................................         232           0           0           0           0           0
Equipos Instrumentos y Sum I ..............       2,658           0           0           0           0           0
Equipos para Laboratorios .................      44,251           0           0           0           0           0
Evap Tech Inc .............................       6,534           0           0           0           0           0
Fabricacion de Piezas Especi ..............      18,464           0           0           0           0           0
Flowserve Spain ...........................      22,589           0           0           0           0           0
Grupo Industrial Eska .....................      11,864           0           0           0           0           0
Industrias IEM ............................      12,609           0           0           0           0           0
Jesus Maria Aguirre .......................       6,406           0           0           0           0           0
Otros .....................................      26,488           0           0           0           0           0
Premier Materials Incorporat ..............       9,529           0           0           0           0           0
ROT .......................................       4,671           0           0           0           0           0
Servicios Tecnicos y Asesori ..............       3,053           0           0           0           0           0
Sistemas Centrales de Lubric ..............      16,244           0           0           0           0           0
Syscon ....................................       2,728           0           0           0           0           0
Telecomunicaciones Modernas ...............       3,468           0           0           0           0           0
Tyco Valves and Controles de ..............         954           0           0           0           0           0
VFP International Sales Corp ..............       1,263           0           0           0           0           0
ANIXTER INC ...............................       4,119           0           0           0           0           0
COOPER CAMERON VALVES .....................         947           0           0           0           0           0
TEXAS SAFETY & INDUSTRIAL, C ..............      16,541           0           0           0           0           0
TUBE AMERICA, INC .........................      16,397           0           0           0           0           0
TROOP Y COMPANIAS SA DE CV ................       1,157           0           0           0           0           0
VARIOS ....................................       1,552           0           0           0           0           0
MONROY RODRIGUEZ LUIS .....................          48           0           0           0           0           0
NUEVA TECNOLOGIA INTEGRAL SA ..............       2,295           0           0           0           0           0
POWER MACHINES DE MEXICO SA ...............      37,033           0           0           0           0           0
SANDVIK MINING AND CONSTRUCT ..............         651           0           0           0           0           0
SOLIS FELIPE DE JESUS .....................         113           0           0           0           0           0
TRACSA S.A. DE C.V ........................      12,620           0           0           0           0           0
MAQUINARIA DIESEL SA DE CV ................       4,282           0           0           0           0           0
TRACSA ....................................       3,214           0           0           0           0           0
WORTHINGTON DE MEXICO, SA DE ..............         773           0           0           0           0           0
PROVEEDORES PUERTO RICO ...................      13,830           0           0           0           0           0
PROVEEDORES ARGENTINA .....................       1,009           0           0           0           0           0
PROVEEDORES SPAIN..........................     552,633           0           0           0           0           0
VARIOUS....................................      32,621           0           0           0           0           0
INTERTECHNE CONSULTORES ASOC ..............         694           0           0           0           0           0
GRUPO NACIONAL PROVINCIAL, S ..............       2,436           0           0           0           0           0
SUBCONTRATISTAS ...........................      66,299           0           0           0           0           0
Diseno  ing. Mantto sistemas HVAC .........      19,011           0           0           0           0           0
carrier de mexico .........................      16,323           0           0           0           0           0
tuboscope .................................       8,624           0           0           0           0           0
atl tecnologia ............................       8,012           0           0           0           0           0
aga gas ...................................       6,502           0           0           0           0           0
materiales industriales de mexico .........       6,757           0           0           0           0           0
industrial aldake .........................       5,885           0           0           0           0           0
mactronic enerflex ........................       5,137           0           0           0           0           0
ingenieria  peabody .......................       4,757           0           0           0           0           0
EMCO wheaton GMBH .........................       3,738           0           0           0           0           0
gutor  electrical ltd .....................       3,187           0           0           0           0           0
intersev international services ...........       2,463           0           0           0           0           0
us metals .................................       2,460           0           0           0           0           0
schneider de mexico .......................       2,152           0           0           0           0           0
asesoria, telecomunicaciones e ingenieria .       1,987           0           0           0           0           0
mettler toledo ............................       1,741           0           0           0           0           0
cuttler hammer ............................       1,712           0           0           0           0           0
brackett green usa ........................       1,542           0           0           0           0           0
simex .....................................       1,544           0           0           0           0           0
piping tecnology products .................       1,479           0           0           0           0           0
filtro equipo .............................       1,462           0           0           0           0           0
qb jonhson manufacturing ..................       1,455           0           0           0           0           0
spx process equipment .....................       1,401           0           0           0           0           0
samsom ....................................       1,377           0           0           0           0           0
pfisterer .................................       1,146           0           0           0           0           0
tecnoelectrica del golfo ..................       1,068           0           0           0           0           0
grupo industrial hegues ...................       1,116           0           0           0           0           0
envases de acero ..........................         971           0           0           0           0           0
automation and control solutions ..........       4,364           0           0           0           0           0
automatic power inc .......................       1,096           0           0           0           0           0
cminox ....................................       5,523           0           0           0           0           0
corpac steel products corp ................      10,815           0           0           0           0           0
galvotec  alloys inc ......................       1,313           0           0           0           0           0
potencia fluida ...........................         708           0           0           0           0           0
natco .....................................         243           0           0           0           0           0
w industrias ..............................       7,050           0           0           0           0           0
CONCRETOS Y CONSTRUCCIONES ................       1,075           0           0           0           0           0
AGREGADOS NACIONALES ......................          45           0           0           0           0           0
HEVY TRACTOR ..............................          42           0           0           0           0           0
MULTIBLOCK ................................          16           0           0           0           0           0
DURHAM GEO SLOPE INDICATOR ................       1,008           0           0           0           0           0
GRUPO REQUIEZ S.A. DE.C.V .................         242           0           0           0           0           0
DES INTEGRAL DE ENERGIA RENOVABLES ........       1,305           0           0           0           0           0
DUERO INGENIERIA, S.A. DE C.V .............         584           0           0           0           0           0
HARVEY PARKER ASOCIATES INC ...............         117           0           0           0           0           0
INGETEC, S.A ..............................       1,494           0           0           0           0           0
ENERGOMACHEXPORT POWER MACHINES ...........       2,194           0           0           0           0           0
TRANSPORTES EL CAJON ......................       3,393           0           0           0           0           0
KONE MEXICO, S.A. DE C.V ..................      13,258           0           0           0           0           0
CONSTRUMAC ................................          12           0           0           0           0           0
GEON TRACK INC ............................      12,447           0           0           0           0           0
ELEVADORES SCHINDLER S.A. DE C.V ..........       5,111           0           0           0           0           0
POSSEHL MEXICO, S.A. DE C.V ...............       2,053           0           0           0           0           0
DISENO ARQUITECTURA ING. Y SERV ...........       1,079           0           0           0           0           0
SAN ISIDRO MONTERREY, S.A. DE C.V .........         192           0           0           0           0           0
YORK INTERNACIONAL, S.A. DE C.V ...........         164           0           0           0           0           0
ALFREDO MARTIN ESPER CANAVATI .............          92           0           0           0           0           0
                                                     --           -           -           -           -           -
TOTAL SUPPLIERS ...........................   1,955,277           0           0           0           0           0
OTHER CURRENT LIABILITIES AND OTHER CREDITS     837,723           0      37,425           0           0      95,640
                                                -------           -      ------           -           -      ------

TOTAL .....................................   2,883,267   5,029,780   4,175,638      48,068      49,095   1,659,921
                                              =========   =========   =========      ======      ======   =========


                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                             QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)
                                     ANNEX 6
                                  CONSOLIDATED
                                 Final Printing


                                                    DOLARS (1)               OTHER CURRENCIES            TOTAL
                                            ------------------------       --------------------      ------------
          TRADE BALANCE                          THOUSANDS OF                  THOUSANDS OF          THOUSANDS OF
-----------------------------------         ------------------------       --------------------      -------------
                                             DOLARS         PESOS          DOLARS        PESOS           PESOS
                                            ---------    -----------       -------     --------      -------------

MONETARY ASSETS ..................          1,186,080     13,018,538        74,517      817,897       13,836,435

LIABILITIES POSITION .............          1,226,115     13,488,242        79,222      869,671       14,357,913
                                            ---------     ----------        ------      -------       ----------
   SHORT TERM LIABILITIES POSITION            675,783      7,436,152        68,747      754,702        8,190,854
   LONG TERM LIABILITIES POSITION             550,332      6,052,090        10,475      114,969        6,167,059

NET BALANCE ......................            -40,035       -469,704        -4,705      -51,774         -521,478
                                               ======        =======         =====       ======          =======


NOTES
OTHER CURRENCIES:
                                          THOUSAND       EXCHANGE        THOUSAND
                                           EUROS           RATE            PESOS
                                          --------       --------        ---------
ASSETS ...........................         58,236          14.04          817,897
SHORT TERM LIABILITIES ...........         53,706          14.05          754,702
LONG TERM LIABILITIES ............          8,183          14.05          114,969
NET BALANCE ......................          3,652                         -51,774

DOLAR EXCHANGE RATE TO PESO:
ASSETS ..................... .....       10.9761
LIABILITIES ................ .....       11.0061


                             MEXICAN STOCK EXCHANGE

                            STOCK EXCHANGE CODE: ICA
                           EMPRESAS ICA, S.A. DE C.V.
                              QUARTER: 3 YEAR: 2006

                          RESULT FROM MONETARY POSITION
                          (Thousands of Mexican Pesos)
                                     ANNEX 7
                                  CONSOLIDATED
                                 Final Printing


                                                              (ASSET)
LIABILITIES MONTHLY
                             MONETARY         MONETARY               MONETARY           MONTHLY           (PROFIT)
         MONTH                ASSETS        LIABILITIES              POSITION          INFLATION          AND LOSS
----------------------     -----------      -------------     -------------------      ---------          ----------
JANUARY ..............       10,990,896       12,049,689           1,058,793               0.01             6,141

FEBRUARY .............       10,344,377       12,673,710           2,329,333               0.00             3,494

MARCH ................       13,016,168       12,515,597            -500,571               0.00            -1,752

APRIL ................       17,011,035       13,492,065          -3,518,970               0.00             3,076

MAY ..................       12,229,712       13,414,404           1,184,692               0.00            -5,274

JUNE .................       11,608,162       13,043,103           1,434,941               0.00             4,878

JULY .................       13,369,159       13,424,569              55,400               0.00                11

AUGUST ...............       12,170,454       13,420,650           1,250,196               0.01             6,376

SEPTEMBER ............       12,341,425       13,875,214           1,533,789               0.01            14,571

ACTUALIZATION ........ ........................................................................               210

CAPITALIZATION: ...... ........................................................................             2,976
                                                                                                            -----
T O T A L ............ ........................................................................            34,707
                                                                                                           ======



                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.
              BONDS AND MEDIUM TERM NOTES LISTED IN STOCK EXCHANGE
                                  CONSOLIDATED
                                 Final Printing


EL CAJON HIDROELECTRIC PLANT
----------------------------
     Constructora Internacional de Infraestructura, S.A. de C.V. (CIISA) Offering U.S.$230,000,000 aggregate principal amount of 6.50% Senior Secured Notes due 2008 to finance part of the design, development, construction, testing and commissioning of El Cajon hidroelectric plant.

     The Common Agreement contains conditions that must be met before any release of proceeds from the Note Proceeds Account or any drawing under the Credit Agreement. These conditions include:

     Use of Proceeds. We shall apply all proceeds of all Fundings and all amounts realized in respect of all Value Added Tax Receivables solely for the payment of Costs

     Construction of El Cajon. We shall construct El Cajon or cause El Cajon to be constructed with all due diligence (subject to the effect of the occurrence of Events of Force Majeure under the Public Works Contract) and in all material respects in accordance with the Public Works Contract, the Construction Schedule.

     Compliance with Laws. We shall: (i) comply in all material respects with all Requirements of Law, and comply in all respects with all Enviroment, Health and Safety Requirements, applicable to us, and cause all Principal Subcontractors, any subcontractors and all Persons (other than CFE) using or occupying El Cajon to comply with all Requirements of Law and EHS Requirements (except (other than in respect of any EHS Requirements) for any non-compliance that has not continued for the lesser of (x) 30 days or (y) such other period as would constitute a Material Adverse Effect);

     Seniority of Obligations. From and after the closing date, we shall take all actions necessary to ensure that at all times by virtue of the Liens created pursuant to the Security Documents in favor of the Secured Parties or in favor of the applicable Collateral Agent for the benefit of the Secured Parties (as the case may be) to secure the payment and performance of Obligations by us, such Obligations shall enjoy a preferential right of payment through the enforcement of such Liens and, once such Liens have been fully enforced, the unsecured remainder of such Obligations, if any (and any other unsecured Obligation that any Secured Party may have against us) will rank at least pari passu in right of payment with the claims of all of our other unsecured creditors.

     Inspection Rights. From time to time, upon reasonable notice, we shall permit each of the Creditor Representatives and Lenders and their respective agents to examine and make copies of, and abstracts from, our records, books of account and properties and to discuss our affairs, .nances, accounts and El Cajon with us, the Shareholders and their respective of.cers, and our accountants and engineers; provided, that such examinations, discussions and other actions do not unreasonably interfere with the performance of the Works.

     Cost Overrun Guarantee.

     Governmental Approvals. We shall duly obtain, or cause to be obtained, on or prior to such date as the same may become legally required, and thereafter maintain, or cause to be maintained in effect as long as legally required, all Governmental Approvals necessary in connection with the development, construction and completion of El Cajon

     Covenants

     We will agree, in the Indenture and in the Common Agreement, to observe certain customary covenants, including, among others, limitations on:

     Incurrence of additional indebtedness or Liens;

     Modifications to the Construction Budget or Construction Schedule;

     Assignments of, termination of, or amendments to the Public Works Contract or the other El Cajon Documents;

     CFE change requests, change orders under the Public Works Contract and subcontractor change orders;

     Business activity other than the development, construction and financing of El Cajon;

     Asset dispositions;

     Mergers and consolidations;

     Restricted payments; and

     Investments in other persons or creation of any subsidiaries.



CORREDOR SUR
-------------

     On May 17, 2005 a trust organized by our subsidiary ICA Panama issued U.S.150 million dollar of its 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway's operations. The notes are with recource solely to the trust, which has been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.134.9 million dollar) were principally used to repay 100% of the project's outstanding indebtedness (including a payment of U.S.51.2 million dollar in respect of outstanding indebtedness to the IFC) and to fund certain reserve accounts as requiered under the terms of the concession's financing. The balance of the proceeds from the placement of the notes was used to repay a prtion of our parent company indebtedness and for other corporate purposes.

Certain Covenants of the Issuer

     The Indenture will contanin the following covenants of the Issuer:

     - It shall not create or acquire any subsidiaries or, other than as specifically contemplated by the Transaction Documents, make any Investment.

     - It shall not make, or cause or permit to be made on its behalf, any payment, monetary transfer or deposit other than as specifically contemplated by the Transaction Documents, as required by Applicable Law.

     - It shall comply at all times with all Applicable Laws, except where: (i) the necessity of compliance therewith is being contested by the Issuer in good faith by appropriate proceedings or (ii) the failure to do so could not be reasonably expected to have a Material Adverse Effect.

     - It shall preserve and keep in full force and effect its corporate existence and right necessary or desirable in the normal conduct of business, including its capacity to act as trustee of the Corredor Sur Trust, maintaining its domicile in Panama.

     - For so long as any of the notes are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, during any period in which it is neither subject to Section 13 or 15(d) under the Exchange Act nor exempt from reporting under the Exchange Act pursuant to Rule 12g3 2(b) thereunder, to make available to any Noteholder or Note Owner, or to a prospective Noteholder or Note Owner who is a QIB, in connection with any sale (or proposed sale) of a note (or beneficial interest therein), in each case at such investor's or prospective investor's written request to the Issuer, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act. All such information shall be in the English language.


ACAPULCO  TUNNEL
------------------

     The placement of Ps. 800 million in exchange trade notes by TUCA, negotiating a securitization of toll revenues from the Acapulco Tunnel. The Company refinanced on longer terms and better interest rate that previous debt, extending the maturity of this loan until 2022.

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.
                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
                                  CONSOLIDATED
                                 Final Printing

                                                                                 PLANT       UTILIZATION
       PLANT OR CENTER                     ECONOMIC ACTIVITY                   CAPACITY           (%)
--------------------------------------------------------------------------------------------------------
TUNEL ACCESO ACAPULCO ..............   OPERATION ADN MAINTENANCE OF TUNNEL           3            100
18 DE MARZO S/N MATARREDONDA .......   MANUFACTURING AND ASSEMBLING             144623            100
CARRET. VALLES TAMPICO PANUCO ......   MANUFACTURING AND ASSEMBLING             205670             70
PASEOS DE XOCHIMILCO ...............   HOUSING DEVELOPMENTS PROJECTS               100            100
COLINAS DE ECATEPEC ................   HOUSING DEVELOPMENTS PROJECTS               100            100
PACIFICO TIJUANA ...................   HOUSING DEVELOPMENTS PROJECTS               100            100
EL FLORIDO .........................   HOUSING DEVELOPMENTS PROJECTS               100            100
KALAKMUL ...........................   HOUSING DEVELOPMENTS PROJECTS               100            100
EL FARO ............................   HOUSING DEVELOPMENTS PROJECTS               100            100
SAN ISIDRO .........................   HOUSING DEVELOPMENTS PROJECTS               100            100
QUERETARO DER AGUA .................   HOUSING DEVELOPMENTS PROJECTS               100            100
VALLE DE OLIVOS ....................   HOUSING DEVELOPMENTS PROJECTS               100            100
BALANKU ............................   HOUSING DEVELOPMENTS PROJECTS               100            100
GEO ................................   HOUSING DEVELOPMENTS PROJECTS               100            100
FLORIDO II .........................   HOUSING DEVELOPMENTS PROJECTS               100            100
VERACRUZ ...........................   HOUSING DEVELOPMENTS PROJECTS               100            100
CIUDAD ACUNA COAHUILA ..............   TREATMENT OF RESIDUAL WATER                   1             84
CHICOLOAPAN ........................   HOUSING DEVELOPMENTS PROJECTS               100            100
CENTRO NORTE CANCUN ................   HOUSING DEVELOPMENTS PROJECTS               100            100
PASEOS DEL MOLINO ..................   HOUSING DEVELOPMENTS PROJECTS               100            100
LOBO ...............................   HOUSING DEVELOPMENTS PROJECTS               100            100
MINERIA ............................   HOUSING DEVELOPMENTS PROJECTS               100            100
CAMPESTRE ..........................   HOUSING DEVELOPMENTS PROJECTS               100            100
OLIVOS II ..........................   HOUSING DEVELOPMENTS PROJECTS               100            100
PASEOS DE LAS FUENTES ..............   HOUSING DEVELOPMENTS PROJECTS               100            100
CUERNAVACA .........................   HOUSING DEVELOPMENTS PROJECTS               100            100
PIEDRAS BLANCAS ....................   HOUSING DEVELOPMENTS PROJECTS               100            100
PUNTO VERDE ........................   HOUSING DEVELOPMENTS PROJECTS               100            100
MUNDET .............................   HOUSING DEVELOPMENTS PROJECTS               100            100
AEROPUERTO DE ACAPULCO, SA CV ......   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE CIUDAD JUAREZ, SA CV .   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE CULIACAN, SA CV ......   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE CHIHUAHUA, SA CV .....   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE DURANGO, SA CV .......   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE MAZATLAN, SA CV ......   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE MONTERREY, SA CV .....   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE REYNOSA, SA CV .......   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE SAN LUIS POTOSI, SA CV   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE TAMPICO, SA CV .......   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE TORREON, SA CV .......   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE ZACATECAS, SA CV .....   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
AEROPUERTO DE ZIHUATANEJO, SA CV ...   MANAGEMENT ADN OPERATION OF AIRPORTS        100            100
ARCOS DE ARAGON I ..................   HOUSING DEVELOPMENTS PROJECTS               100            100



                             MEXICAN STOCK EXCHANGE

                            STOCK EXCHANGE CODE: ICA
                           EMPRESAS ICA, S.A. DE C.V.
                              QUARTER: 3 YEAR: 2006
                               MAIN RAW MATERIALS
                                    ANNEX 10
                                  CONSOLIDATED
                                 Final Printing

                                                                                          COST
                DOMESTIC                              MAIN SUPPLIERS                   PRODUCTION
                                                                                           (%)
------------------------------------   -----------------------------------------       -----------
EQUIPOS ...........................    AQUA PRO INGENIERIA .....................           5.57
XXXXXXXXXXXXXXXXXXXXXX ............    UNITHERM MEXICO
XXXXXXXXXXXXXXXXXXXXXX ............    DEMAG DELALVAL GAMMA EQUIPOS
EQUIPO Y SISTEMAS VS INCENDIO .....    XXXXXXXXXXXXXXXXXXXXXX ..................           0.59
SEPARADORES DE FILTRO .............    SULZER PUMPS MEXICO
TRANSMISORES DE PRESION ...........    INDUSTRIAL ALDAKE SA DE CV
INTERUPTOR DE NIVEL ...............    GRUPO INDUSTRIAL HEGUES, S.A ............
GEOMENBRANA .......................    -ALBERCAS, TERRAZAS Y JARDINES DE TABASCO           0.02
MATERIALES CONSUMIBLES ............    XXXXXXXXXXXXXXXXXXXXXX ..................           1.15
GAS, OXIGENO Y ACETILENO ..........    -AGA GAS
SOLDADURAS Y GASES ................    -SOLD.ABRASIVOS E INSTRUMENTOS, S.A .....
EQ. Y MATERIALES DE SEGURIDAD .....    -PROV. DE SEGURIDAD INDUSTRIAL ..........           0.23
PINTURA ...........................    XXXXXXXXXXXXXXXXXXXXXX
MATERIAL Y EQUIPO MECANICO ........    -CONSORCIO INDUSTRIAL ...................           8.30
MANOMETROS ........................    EQUISA
MATERIALES Y EQUIPO ELECTRICO .....    -ABB DE MEXICO ..........................           2.34
MADERAS ...........................    -MADERERIA NASA .........................           0.15
ACERO ESTRUCTURAL .................    -PERFILES DE FIERRO Y LAMINA ............           1.41
PERFILES, PLACA ...................    -ACEROS TEPOTZOTLAN, S.A ................
XXXXXXXXXXXXXXXXXXXXXX ............    -GRUPO COLLADO
ACERO DE REFUERZO .................    -GRUPO COLLADO ..........................           2.17
MATERIAL PARA CONSTRUCCION ........    XXXXXXXXXXXXXXXXXXXXXX ..................           2.24
CONCRETO PREMEZCLADO ..............    -CEMEX CONCRETOS, S.A. DE C.V ...........
GRAVA, ARENA,PIEDRA, ETC ..........    -RAMIREZ SANTIAGO JUAN
MATERIALES DE ACABADOS ............    -ACCESORIOS TECNICOS PARA CONCRETOS .....           0.01
MATERIALES PLASTICOS ..............    -ERIKA AREVALO RAMOS ....................           0.05
INSTRUMENTACION ...................    -SIS. Y SERV. P/ TOPOGRAFIA .............           1.55
ESPARRAGOS ........................    -GRUPO IND. HEGUES
TUBERIA, VALVULAS Y ACCESORIOS ....    -REPRESENT. INDUST. VALV. S .............           1.70
BRIDAS ............................    XXXXXXXXXXXXXXXXXXXXXX
TUBERIAS Y CONEXIONES .............    -TUBOS Y ACEROS DE MEXICO ...............           0.16
TUBERIA DE CONCRETO ...............    -CONST. IND. RIO BRAVO, S.A. DE C.V .....
REFACCIONES TELSMITH ..............    PANEXUS CORPORATION
MATERIAL PARA MAQUILAR ............    PLACA DE ACREO GRUPO COLLADO ............           0.14
XXXXXXXXXXXXXXXXXXXXXX ............    PLESA ANAHUAC, S.A ......................
XXXXXXXXXXXXXXXXXXXXXX ............    LAMINA Y PLACA COMERCIAL SA
XXXXXXXXXXXXXXXXXXXXXX ............    ACEROS TEPOTZOTLAN S.A ..................
XXXXXXXXXXXXXXXXXXXXXX ............    TRANSFORMADOR ACEROS LAREJI
XXXXXXXXXXXXXXXXXXXXXX ............    TERMODINAMICA IND.DEL NAYAR
COMBUSTIBLES Y LUBRICANTES ........    COMBUSTIBLES GRUPO OCTANO ...............           6.38
XXXXXXXXXXXXXXXXXXXXXX ............    LUBRICANTES EXXON-MOBIL
FIERRO DE REFUERZO ................    GRUPO COLLADO S.A. DE C.V ...............           6.51
XXXXXXXXXXXXXXXXXXXXXX ............    FERRECABSA, S.A .........................
XXXXXXXXXXXXXXXXXXXXXX ............    FERREBARNIEDO, S.A ......................
MATERIALES CONSTRUCCION ...........    CEMEX CONCRETO, S.A .....................           1.11
XXXXXXXXXXXXXXXXXXXXXX ............    CEMEX MEXICO, S.A .......................
XXXXXXXXXXXXXXXXXXXXXX ............    SIKA MEXICANA, S.A ......................
XXXXXXXXXXXXXXXXXXXXXX ............    MBT MEXICO, S.A .........................
HERRAJES DIVERSOS .................    GRUPO COLLADO S.A. DE C.V ...............           2.78
XXXXXXXXXXXXXXXXXXXXXX ............    HABILITACIONES ESTRUCTURALES
MATERIAL ELECTRICO ................    WESCO, S.A ..............................           0.23
XXXXXXXXXXXXXXXXXXXXXX ............    CENTRAL DE INSTALACIONES, S.A ...........
XXXXXXXXXXXXXXXXXXXXXX ............    SERVIDELTA, S.A .........................
TUBERIA Y CONEXIONES ..............    KS TUBERIAS, S.A ........................           0.73
XXXXXXXXXXXXXXXXXXXXXX ............    POLICONDUCTOS, S.A ......................
XXXXXXXXXXXXXXXXXXXXXX ............    LAVISA, S.A .............................
LLANTAS Y ACCESORIOS ..............    MULTILLANTAS GRIMALDI, S.A ..............           0.51
XXXXXXXXXXXXXXXXXXXXXX ............    RADIAL LLANTAS, S.A .....................
XXXXXXXXXXXXXXXXXXXXXX ............    CENTRO LLANTERO DEL NAYAR
ACEROS Y METALES ..................    GRUPO COLLADO S.A. DE C.V ...............           1.42
XXXXXXXXXXXXXXXXXXXXXX ............    ACEROS TEPOTZOTLAN S.A ..................
XXXXXXXXXXXXXXXXXXXXXX ............    PLESA ANAHUAC, S.A ......................
ARTICULOS PARA OFICINA ............    ROSAS VALENCIA JUAN MANUEL ..............           0.41
XXXXXXXXXXXXXXXXXXXXXX ............    DIST.DE MUEBLES ROMA, S.A ...............
XXXXXXXXXXXXXXXXXXXXXX ............    GRAFICAS E IMPRESIONES ALICIA
PERFORACION Y SONDEO ..............    TAMROCK DE MEXICO, S.A ..................           0.16
XXXXXXXXXXXXXXXXXXXXXX ............    ATLAS COPCO DE MEXICO, S.A ..............
MATERIALES PARA OBRA ..............    DURHAN GEO ENTERPRISES SLOP .............           0.71
CONDUCCION Y MEDICION .............    PROLEC G.E ..............................           0.93
XXXXXXXXXXXXXXXXXXXXXX ............    CENTRAL DE INSTALACIONES, S.A ...........
XXXXXXXXXXXXXXXXXXXXXX ............    WESCO, S.A ..............................
XXXXXXXXXXXXXXXXXXXXXX ............    SERVIDELTA, S.A .........................
BANDAS TRANSPORTADORAS ............    BELT SERVICES, S.A ......................           0.11
XXXXXXXXXXXXXXXXXXXXXX ............    SURTIDORA NAL.DE RODAMIENTOS
XXXXXXXXXXXXXXXXXXXXXX ............    PRODUCTOS Y SERVICIOS IND., S.A .........
SEGURIDAD Y PROTECCION ............    DIST.IND.DE SEGURIDAD, S.A ..............           0.69
XXXXXXXXXXXXXXXXXXXXXX ............    EQUIPOS VS. INCENDIO, S.A ...............
XXXXXXXXXXXXXXXXXXXXXX ............    AGA DE MEXICO, S.A ......................
MADERAS ...........................    HALABE OCHOA CARLOS .....................           0.37
XXXXXXXXXXXXXXXXXXXXXX ............    MADERERA PATHROS, S.A ...................
XXXXXXXXXXXXXXXXXXXXXX ............    MADERERIA LOS FRESNOS, S.A ..............
HERRAMIENTA .......................    NUEVO DEPOSITO FERRETERO, SA ............           0.35
XXXXXXXXXXXXXXXXXXXXXX ............    LEON WEILL, S.A .........................
XXXXXXXXXXXXXXXXXXXXXX ............    FERRETERIA LA FRAGUA, S.A ...............
MANGUERAS Y CONEXIONES ............    AISPELL PROD.MINEROS, S.A ...............           0.34
XXXXXXXXXXXXXXXXXXXXXX ............    EL MIL MANGUERAS, S.A ...................
XXXXXXXXXXXXXXXXXXXXXX ............    SURTIDORA NAL.DE RODAMIENTOS
ARTICULOS DE LIMPIEZA .............    MERCADOTECNIA DE PROD. Y SERV ...........           0.15
XXXXXXXXXXXXXXXXXXXXXX ............    PAPEL ORO, S.A ..........................
XXXXXXXXXXXXXXXXXXXXXX ............    EL DELFIN DEL PACIFICO SOC.DE R.L
REFACCIONES CATERPILLAR ...........    TRACSA, S.A .............................           0.06
XXXXXXXXXXXXXXXXXXXXXX ............    AMECO SERVICES, S.A .....................           1.53
REFACCIONES TAMROCK ...............    TAMROCK DE MEXICO, S.A ..................           0.24
REFACCIONES INGERSOLD RAND ........    TRACSA, S.A .............................           0.07
XXXXXXXXXXXXXXXXXXXXXX ............    BARRENACION Y VOLADURAS, SA
XXXXXXXXXXXXXXXXXXXXXX ............    AISPELL PROD.MINEROS, S.A ...............
REFACCIONES CHEVOLET ..............    RICARDO L. GARATE Y CIA. SA CV ..........           0.16
TERRENOS ..........................    VARIOS ..................................          10.00
XXXXXXXXXXXXXXXXXXXXXX ............    ABASTECEDORA SAN LUIS SA ................           0.19
XXXXXXXXXXXXXXXXXXXXXX ............    ACCESORIOS TECNICOS P/CONCRE ............           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    ACEROGRIL DE MAEXICO SA DE CV ...........           0.27
XXXXXXXXXXXXXXXXXXXXXX ............    ACEROS HERCULES SA DE CV ................           0.14
XXXXXXXXXXXXXXXXXXXXXX ............    ACEROS SAN LUIS SA DE CV ................           0.09
XXXXXXXXXXXXXXXXXXXXXX ............    ACEROS TEPOTZOTLAN SA DE CV .............           0.37
XXXXXXXXXXXXXXXXXXXXXX ............    ACEROS Y BARRAS ESPECIALES ..............           0.07
XXXXXXXXXXXXXXXXXXXXXX ............    AGA GAS .................................           0.28
XXXXXXXXXXXXXXXXXXXXXX ............    AGENCIA DE ACEROS JET SA DE CV ..........           0.09
XXXXXXXXXXXXXXXXXXXXXX ............    ARENAS BASALTOS CONCRETOS ...............           0.61
XXXXXXXXXXXXXXXXXXXXXX ............    ARREMTO. RAICES BIENES Y CONST ..........           1.72
XXXXXXXXXXXXXXXXXXXXXX ............    ART. DE PLASTICO P/INDUSTRIA EL .........           0.45
XXXXXXXXXXXXXXXXXXXXXX ............    ARTICULOS ELECTRICOS IND. DEL C .........           0.14
XXXXXXXXXXXXXXXXXXXXXX ............    A PONZANELLI S.A. DE C.V ................           1.07
XXXXXXXXXXXXXXXXXXXXXX ............    ACEROCENTRO S.A. DE C.V .................           0.41
XXXXXXXXXXXXXXXXXXXXXX ............    AQ INDUSTRIAL, S.A ......................           0.07
XXXXXXXXXXXXXXXXXXXXXX ............    BARMEX, S.A. DE C.V .....................           0.06
XXXXXXXXXXXXXXXXXXXXXX ............    CABLESA SA DE CV ........................           0.06
XXXXXXXXXXXXXXXXXXXXXX ............    CEMEX CONCRETO, S.A. DE C.V .............          20.76
XXXXXXXXXXXXXXXXXXXXXX ............    CEMEX MEXICO S.A. DE.C.V ................           3.17
XXXXXXXXXXXXXXXXXXXXXX ............    CUPRUM, S.A. DE C.V .....................           0.38
XXXXXXXXXXXXXXXXXXXXXX ............    COEL ILUMINACION SA DE CV ...............           0.19
XXXXXXXXXXXXXXXXXXXXXX ............    CONCRETOS ALTA TEC SA DE CV .............           1.35
XXXXXXXXXXXXXXXXXXXXXX ............    COMPANIA INTER. DE DISTRIBUIDOR .........           0.09
XXXXXXXXXXXXXXXXXXXXXX ............    CURACRETO SA DE CV ......................           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    DELTA PREMEZCLADOS ......................           0.17
XXXXXXXXXXXXXXXXXXXXXX ............    DIST. DE ACERO COMERCIAL SA .............           0.17
XXXXXXXXXXXXXXXXXXXXXX ............    DIST.IND. DE SG SA ......................           0.11
XXXXXXXXXXXXXXXXXXXXXX ............    DONNADIEU FARRET SARA ...................           0.16
XXXXXXXXXXXXXXXXXXXXXX ............    EL CENTRO MADERERO SA ...................           0.10
XXXXXXXXXXXXXXXXXXXXXX ............    EL FLUXOMETRO DE CANCUN .................           0.18
XXXXXXXXXXXXXXXXXXXXXX ............    ELECTROFORJADOS NACIONALES ..............           0.84
XXXXXXXXXXXXXXXXXXXXXX ............    EMULSIONES Y ASFALTOS PROCES ............           0.21
XXXXXXXXXXXXXXXXXXXXXX ............    EQUIPOS Y EXPLOSIVOS DEL NORES ..........           0.10
XXXXXXXXXXXXXXXXXXXXXX ............    ESQUIVEL CARRILLO SERGIO ................           0.27
XXXXXXXXXXXXXXXXXXXXXX ............    ESPAJOS MILLET CENTRO DE DISTR ..........           0.11
XXXXXXXXXXXXXXXXXXXXXX ............    FABRICA MEXICANA DE BLOQUES .............           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    FABRICACIONES IND. TUMEX SA .............           0.33
XXXXXXXXXXXXXXXXXXXXXX ............    FERRE ZAMORA SA DE CV ...................           0.49
XXXXXXXXXXXXXXXXXXXXXX ............    FERREACEROS DE CANCUN SA ................           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    FERRECABSA, S.A .........................           3.23
XXXXXXXXXXXXXXXXXXXXXX ............    FERREMONCAYO ............................           0.22
XXXXXXXXXXXXXXXXXXXXXX ............    FERRETERIA LA CASTELLANA SA .............           0.19
XXXXXXXXXXXXXXXXXXXXXX ............    GALVEZ ACOSTA JEANINE ...................           0.34
XXXXXXXXXXXXXXXXXXXXXX ............    GPO. CORPORAT. INTERESTATAL, S ..........           0.45
XXXXXXXXXXXXXXXXXXXXXX ............    GCC COMERCIAL S.A. DE C.V ...............           0.17
XXXXXXXXXXXXXXXXXXXXXX ............    GUILLERMO GERARDO PRIEDE ................           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    GRUPO COLLADO S.A. DE C.V ...............           7.22
XXXXXXXXXXXXXXXXXXXXXX ............    GRUPO CONSTRUCTOR AMIGO SA ..............           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    GRUPO FERRETERO ORTIZ ...................           0.09
XXXXXXXXXXXXXXXXXXXXXX ............    GRUPO FERRETERO VALLEJO SA ..............           0.07
XXXXXXXXXXXXXXXXXXXXXX ............    GRUPO G&D CONSTRUCCION, ING .............           0.09
XXXXXXXXXXXXXXXXXXXXXX ............    GRUPO IND EN POLIESTIRENO SA ............           0.13
XXXXXXXXXXXXXXXXXXXXXX ............    GRUPO VCF SA DE CV ......................           0.19
XXXXXXXXXXXXXXXXXXXXXX ............    HABILTACIONES ESTRUCTURALES .............           1.27
XXXXXXXXXXXXXXXXXXXXXX ............    HERRERIA Y SERVICIOS DE ESTRUC ..........           0.14
XXXXXXXXXXXXXXXXXXXXXX ............    HODROTECNIA EQ. Y PRODUCTOS .............           0.14
XXXXXXXXXXXXXXXXXXXXXX ............    HOME MART MEXICO SA DE CV ...............           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    INDUSTRIAS FLURSCHEIM SA CV .............           1.13
XXXXXXXXXXXXXXXXXXXXXX ............    INDUSTRIAS SYLPYL SA DE CV ..............           0.25
XXXXXXXXXXXXXXXXXXXXXX ............    JOCAR INGENIERIA SA D ECV ...............           0.16
XXXXXXXXXXXXXXXXXXXXXX ............    LUMEN EQUIPO ELECTRICO INDUSTR ..........           0.12
XXXXXXXXXXXXXXXXXXXXXX ............    LAITOAMERICANA DE CONCRETOS .............           1.60
XXXXXXXXXXXXXXXXXXXXXX ............    LAMINA Y PLACA COMERCIAL SA .............           5.58
XXXXXXXXXXXXXXXXXXXXXX ............    LOSETAS ASFALTICAS, S. DE R.L ...........           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    LUXTONE S.A. DE C.V .....................           0.08
XXXXXXXXXXXXXXXXXXXXXX ............    MA. GUADALUPE RANGEL G ..................           0.06
XXXXXXXXXXXXXXXXXXXXXX ............    MADERAS VIVAR SA DE CV ..................           0.07
XXXXXXXXXXXXXXXXXXXXXX ............    MADERERA POBLANA SA .....................           0.08
XXXXXXXXXXXXXXXXXXXXXX ............    MADERERIA 24 HORAS SA DE CV .............           0.36
XXXXXXXXXXXXXXXXXXXXXX ............    MAPLA PINTREC DEL CARIBE SA .............           0.09
XXXXXXXXXXXXXXXXXXXXXX ............    MADERERIA EL CUERAMO, S.A ...............           0.14
XXXXXXXXXXXXXXXXXXXXXX ............    MATERIALES ACEROS Y SERVICIOS ...........           0.42
XXXXXXXXXXXXXXXXXXXXXX ............    MATERIALES GUTIERREZ ....................           0.39
XXXXXXXXXXXXXXXXXXXXXX ............    MATERIALES TRITURADOS DE LA P ...........           0.10
XXXXXXXXXXXXXXXXXXXXXX ............    MATERIALES Y ACARREOS CONST .............           2.55
XXXXXXXXXXXXXXXXXXXXXX ............    MEXICANA DE PROD. DE ACERO SA ...........           0.78
XXXXXXXXXXXXXXXXXXXXXX ............    MUROS Y PLAFONES DE CANCUN ..............           0.16
XXXXXXXXXXXXXXXXXXXXXX ............    NAVIEMPAQUES SA DE CV ...................           0.15
XXXXXXXXXXXXXXXXXXXXXX ............    NORIEGA Y DEL BLANCO SUCESOR ............           0.06
XXXXXXXXXXXXXXXXXXXXXX ............    NYLCO MEXICANA SA DE CV .................           0.61
XXXXXXXXXXXXXXXXXXXXXX ............    PEMEX REFINACION ........................           4.21
XXXXXXXXXXXXXXXXXXXXXX ............    PLESA ANAHUAC Y CIAS SA DE CV ...........           0.79
XXXXXXXXXXXXXXXXXXXXXX ............    PRODUCTOS ELECTRICOS Y FERRE ............           0.39
XXXXXXXXXXXXXXXXXXXXXX ............    PROVEEDORA IND. MADERERA SA .............           0.30
XXXXXXXXXXXXXXXXXXXXXX ............    PROVEEDORA MEXICANA DE MAT ..............           0.31
XXXXXXXXXXXXXXXXXXXXXX ............    RECUBRE SA DE CV ........................           0.12
XXXXXXXXXXXXXXXXXXXXXX ............    ROCHA CARBAJAL JORGE ....................           0.08
XXXXXXXXXXXXXXXXXXXXXX ............    ROGELIO ALMAZAN ITURBE ..................           0.40
XXXXXXXXXXXXXXXXXXXXXX ............    REMODELADORA DE MEXICO, S.A. DE C .......           0.09
XXXXXXXXXXXXXXXXXXXXXX ............    SANIMARPE SA DE CV ......................           0.41
XXXXXXXXXXXXXXXXXXXXXX ............    SANITARIOS Y AZULEJOS REC SA ............           0.34
XXXXXXXXXXXXXXXXXXXXXX ............    SIEMENS AIRFIELD SOLUTIONS, IN ..........           0.19
XXXXXXXXXXXXXXXXXXXXXX ............    SENALITICA SA DE CV .....................           0.11
XXXXXXXXXXXXXXXXXXXXXX ............    SEM MATERIAL MEXICO, S. DE R.L ..........           0.10
XXXXXXXXXXXXXXXXXXXXXX ............    SURTIDORA DEL ISTMO, S.A ................           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    SERVICIO TEPEACA SA D E CV ..............           0.09
XXXXXXXXXXXXXXXXXXXXXX ............    SERVICIOS CONSTRUCTIVOS ASOC ............           0.16
XXXXXXXXXXXXXXXXXXXXXX ............    SERVICIOS DE ING Y CONFORT AM ...........           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    SIND.NAC.REV.DE TRABAJADORES ............           0.49
XXXXXXXXXXXXXXXXXXXXXX ............    SINDICATO DE TRABAJADORES ...............           0.11
XXXXXXXXXXXXXXXXXXXXXX ............    SISTEMA DRENAJES DEL CENTRO .............           0.10
XXXXXXXXXXXXXXXXXXXXXX ............    SISTEMAS TECNOINDUSTRIALES ..............           0.12
XXXXXXXXXXXXXXXXXXXXXX ............    SURTIDORA FERRETERA SAMANO ..............           0.46
XXXXXXXXXXXXXXXXXXXXXX ............    TALLERES ESPECIALIZADOS EN ..............           0.11
XXXXXXXXXXXXXXXXXXXXXX ............    TECNOLOGIA AVANZADA EN DREN .............           0.10
XXXXXXXXXXXXXXXXXXXXXX ............    TLAXMARMOL SA ...........................           0.19
XXXXXXXXXXXXXXXXXXXXXX ............    TRIMASA DE QUERETARO SA .................           0.07
XXXXXXXXXXXXXXXXXXXXXX ............    TRITURADOS IRAPUATO SA DE CV ............           0.07
XXXXXXXXXXXXXXXXXXXXXX ............    TRITURADOS LA GLORIA SA DE CV ...........           0.31
XXXXXXXXXXXXXXXXXXXXXX ............    TALLER DE GRANITO Y PIEDRA AGU ..........           0.12
XXXXXXXXXXXXXXXXXXXXXX ............    TUBOCRETO DE MORELOS S.A ................           0.35
XXXXXXXXXXXXXXXXXXXXXX ............    TUBOS MONTERREY SA DE C V ...............           0.35
XXXXXXXXXXXXXXXXXXXXXX ............    VAZQUEZ SANCHEZ GASPAR ..................           0.23
XXXXXXXXXXXXXXXXXXXXXX ............    VERSA COMERCIALIZADORA SA ...............           0.05
XXXXXXXXXXXXXXXXXXXXXX ............    WORTHINGTON DE MEXICO SA ................           0.25

                           EMPRESAS ICA, S.A. DE C.V.
                              QUARTER: 3 YEAR: 2006
                               MAIN RAW MATERIALS
                                    ANNEX 10
                                  CONSOLIDATED
                                 Final Printing

                                                                                       COST
                                                                                    PRODUCTION
FOREIGN                                       MAIN SUPPLIERS                            (%)
-----------------------------------    ----------------------------------------    ------------
EQUIPOS ...........................    -COOPER ENERGY SERVICES INC. ...........            2.91
XXXXXXXXXXXXXXXXXXXXXX ............    -FLOWSERVE
XXXXXXXXXXXXXXXXXXXXXX ............    -BARCKET GREEN
XXXXXXXXXXXXXXXXXXXXXX ............    -ABB, CC, SENTRI
XXXXXXXXXXXXXXXXXXXXXX ............     ALSTHOM
EQUIPOS MECANICOS .................    -FLOWSERVE .............................            6.65
XXXXXXXXXXXXXXXXXXXXXX ............    -CERREY - CUTTLER
XXXXXXXXXXXXXXXXXXXXXX ............    -PROLEC GE
XXXXXXXXXXXXXXXXXXXXXX ............     DELTA  UNIBUS -GEA
XXXXXXXXXXXXXXXXXXXXXX ............     VFP INTERNATIONAL .....................            0.16
TUBERIA Y CONEXIONES ..............    -TUBE AMERICA  INC. ....................            0.95
XXXXXXXXXXXXXXXXXXXXXX ............    -PRINCE BROTHERS
XXXXXXXXXXXXXXXXXXXXXX ............    -R.O.T. INC.
INSTRUMENTACION ...................     INTERSER. INTERNATIONAL SERV. .........            0.49
FILTROS ...........................     SWECOMEX
TABLEROS DE CONTROL ...............     BADOTHERM
XXXXXXXXXXXXXXXXXXXXXX ............     HEGUES
XXXXXXXXXXXXXXXXXXXXXX ............     EQUIPOS Y SERVICIOS VICA SA DE
XXXXXXXXXXXXXXXXXXXXXX ............     IEFSA
REFACCIONES TELSMITH ..............     PANEXUS CORPORATION ...................            0.44

                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                           EMPRESAS ICA, S.A. DE C.V.
                              QUARTER:3 YEAR: 2006

                          SELLS DISTRIBUTION BY PRODUCT
                                    ANNEX 11
                                 DOMESTIC SELLS
                                  CONSOLIDATED
                                 Final Printing


                                          NET SELLS
                                 ----------------------------
MAIN PRODUCTS                      VOLUME           AMOUNT                                       MAIN COSTUMERS
-----------------------          ----------       -----------    --------------------------------------------------
DOMESTIC SALES
-----------------------
CONSTRUCTION ..........          702,052,210       11,351,985                                  CFE,PEMEX.S.PUBLICO
HOUSING AND REAL ESTATE              826,907        1,007,446                                  GENERAL PUBLIC
CONCESIONAIRE .........              599,446        1,317,037                                  STATE GOVERNMENTS

FOREIGN SALES
-----------------------
CONSTRUCCTON ..........            1,168,803        1,423,743    SPAIN AND LATINOAMERICAN ..   VARIOUS
CONCESIONAIRE .........               90,665          182,872    LATINOAMERICAN ............   PANAMA
                                                   ----------
T O T A L .............                            15,283,083
                                                   ==========

                             MEXICAN STOCK EXCHANGE

                            STOCK EXCHANGE CODE: ICA
                           EMPRESAS ICA, S.A. DE C.V.
                              QUARTER: 3 YEAR: 2006

                          SELLS DISTRIBUTION BY PRODUCT
                                    ANNEX 11
                                  FOREING SELLS
                                  CONSOLIDATED
                                 Final Printing


                                          NET SELLS
                                 ----------------------------
MAIN PRODUCTS                      VOLUME           AMOUNT                                      MAIN COSTUMERS
-----------------------          ----------       -----------    -------------------------------------------------
EXPORT
FOREIGN SUBSIDIARIES
------------------------
CONSTRUCTION ..........            1,168,803        1,423,743    SPAIN AND LATINOAMERICAN      VARIOUS
CONCESIONAIRE .........               90,665          182,872    LATINOAMERICAN                PANAMA
                                      ------          -------
T O T A L                                           1,606,615
                                                    =========


                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.


 Foreign currency transactions and translation of financial statements of foreign operations. (Relative Bulletin B-15)
                                  CONSOLIDATED
                                 Final Printing



THE AMOUNT FOR THE EXCHANGE DIFFERENCES GENERATED BY THE TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES FROM JANUARY TO DECEMBER 2005 IS Ps.(198,991)




                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.
                                  CONSOLIDATED
                                 Final Printing
                         ANALYSIS OF PAID CAPITAL STOCK

                                                     NUMBER OF SHARES                                    CAPITAL STOCK
         NOMINAL   VALID  -------------------------------------------------------------------     -----------------------------
SERIES    VALUE    CUPON  FIXED PORTION   VARIABLE PORTION     MEXICAN      SUSCRIPTION FREE          FIXED         VARIABLE
-------  -------   -----  -------------   ----------------   ------------   -----------------     -------------   -------------

1/5        --        6      34,390,991       370,515,167       34,390,991       370,515,167      Ps.   480,713   Ps.  5,162,493
- -                  -      ----------       -----------       ----------       -----------            -------        ---------

TOTAL      --               34,390,991       370,515,167       34,390,991       370,515,167            480,713        5,162,493
                            ==========       ===========       ==========       ===========            =======        =========

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE
  OF SENDING THE INFORMATION : 404,906,158